CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 1 of 17 Pages


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                           COMMUNITY FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   20364V-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Joseph Stilwell
                            26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                with a copy to:
                           Spencer L. Schneider, Esq.
                               145 Hudson Street
                            New York, New York 10013
                           Telephone: (212) 431-7151
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 2 of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Value Partners III, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    200,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    200,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.04%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 3 of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Associates, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    200,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    200,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.04%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 4 of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Value LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    200,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    200,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.04%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 5 of 17 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joseph Stilwell

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    200,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    200,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.04%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 6 of 17 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         This is Amendment No. 2 to the Schedule 13D filed on January 4, 2001 ("Original 13D"), and to Amendment No. 1 to the Original 13D filed on January 29, 2001 ("Amendment No.1"), by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, and general partner of Stilwell Associates. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Community Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 240 E. Chestnut Street, Olney, Illinois 62450-2295. The joint filing agreement of the members of the Group is attached as Exhibit 1.


________________________________________________________________________________
Item 2.  Identity and Background.

         (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners III, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners III; and (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners III and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III.

         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Stilwell is a citizen of the United States.

CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 7 of 17 Pages


________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

          The amount of funds expended to date by Stilwell Value Partners III to acquire the 100,000 shares of Common Stock it holds in its name is $1,148,366. Such funds were provided in part from Stilwell Value Partners III's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

         The amount of funds expended to date by Stilwell Associates to acquire the 55,000 shares of Common Stock it holds in its name is $576,972.88. Such funds were provided in part from Stilwell Associate's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by Joseph Stilwell to acquire the 45,000 shares of Common Stock he holds in his name is $487,609.85. Such funds were provided in part from Mr. Stilwell's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         All purchases of Common Stock made by the Reporting Persons using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Persons. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.


________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The Group acquired shares of Common Stock of the Issuer for investment purposes. The Group believes the value of the Issuer's assets exceeds its current market price. The Group acquired shares of Common Stock of the Issuer after the Issuer announced the signing of definitive agreements for the sale of two of its four subsidiary banks and its continued pursuit of the sale of one or more of its remaining subsidiary banks. The Group believes that the Issuer can maximize shareholder value if it sells its remaining subsidiary bank or engages in another transaction that realizes the underlying value of Issuer's assets.

         Although the Group was encouraged by the signing of the definitive agreement with First Mid-Illinois Bank & Trust, N.A. for the sale of American Bank of Illinois, the Issuer has not completed the process of maximizing shareholder value through the sale of its remaining subsidiary bank. Therefore, the Group intends to nominate an alternate slate of directors at the 2001 annual meeting and solicit proxies from other shareholders to elect its slate at the meeting. The Group has demanded that the Issuer produce its record of shareholders and a copy of its demand is attached hereto as Exhibit 2. In addition, the Group may, without limitation seek to: (a) meet with Issuer's

CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 8 of 17 Pages


management and the Board of Directors; (b) demand the Issuer's Board of Director meeting minutes; (c) seek Board representation; and/or (d) call a special meeting of the shareholders.

         On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

         On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

         On November 17, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("Oregon Trail "). In its Schedule 13D, the Stilwell OTFC Group stated that its purpose in acquiring the stock of Oregon Trail is to profit from the appreciation in the market price of its stock through the assertion of shareholder rights, including, but not limited to, seeking representation on its Board of Directors, communicating with other shareholders, and making proposals to management, including with regard to a possible sale of Oregon Trail. The Stilwell OTFC Group also stated that it believes that Oregon Trail can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. On December 15, 2000, the Stilwell OTFC Group filed an amended Schedule 13D and reported that it had scheduled a meeting with representatives of Oregon Trail's management to discuss Oregon Trail's business plans and goals for return on equity. On January 9, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting the commencement of a lawsuit to compel Oregon Trail to produce its list of shareholders and other records, including specified minutes of Board of Director meetings.

         On February 1, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties had reached an agreement in principle for the production of the disputed items, to the extent they exist, and adjourned the court hearing, without date, in contemplation of entering into a written

CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 9 of 17 Pages


settlement agreement. In the amended Schedule 13D filed on February 1, 2001, the Stilwell OTFC Group also reported that during its January 25th meeting with Oregon Trail's management, the Stilwell OTFC Group proposed to Oregon Trail's representatives that it invite two of its nominees to sit on the Board. Oregon Trail agreed to consider the proposal.

         On February 16, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that on February 14, 2001, Oregon Trail informed the Stilwell OTFC Group that it had rejected its proposal. The Stilwell OTFC Group reported that it will nominate an alternate slate of nominees to sit on the Board of Directors and that it will solicit proxies for this purpose. The Stilwell OTFC Group reported that it retained MalCon Proxy Advisors, Inc., as its proxy solicitor.

         In the amended Schedule 13D filed on February 16, 2001, the Stilwell OTFC Group also reported the filing of its lawsuit against Charles Henry Rouse, a director of Oregon Trail. The lawsuit seeks to remove Mr. Rouse from Oregon Trail's Board because Mr. Rouse violated Oregon Trail's residency requirement for directors. The Stilwell OTFC Group reserved the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

         On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. Additionally, the Stilwell MONT Group stated that it expects to actively assert shareholder rights with the intent to influence the policies of Montgomery. The Stilwell MONT Group stated that it plans to request to meet with representatives of the Montgomery's management and Board of Directors to hear and assess their plans and goals. The Stilwell MONT Group also stated that it believes Montgomery can increase shareholder value, within a reasonable period of time, by making additional repurchases of its shares and/or selling itself.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,211,529, reported as the number

CUSIP No. 20364V-10-9               SCHEDULE 13D             Page 10 of 17 Pages


of outstanding shares as of November 1, 2000, on a Form 10-Q dated November 11, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners III

     (a)  Aggregate number of shares beneficially owned: 200,000
          Percentage: 9.04%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 200,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 200,000

     (c) The chart below sets forth all purchases of Common Stock which Stilwell Value Partners III has made since the filing of Amendment No. 1 to the Original 13D. Said purchases total 11,000 shares of Common Stock for a total purchase price of $132,125.00.

--------------------------------------------------------------------------------
        Date      Number of Shares      Price Per Share ($)       Total Cost ($)
--------------------------------------------------------------------------------
       1/31/01               4,000                 11.6875            46,750.00
--------------------------------------------------------------------------------
       2/12/01               1,000                 12.0000            12,000.00
--------------------------------------------------------------------------------
       2/15/01               4,000                 12.1875            48,750.00
--------------------------------------------------------------------------------
       2/16/01               2,000                 12.3125            24,625.00
--------------------------------------------------------------------------------

    (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B)  Stilwell Associates

     (a) Aggregate number of shares beneficially owned: 200,000
         Percentage: 9.04%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 200,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 200,000

CUSIP No. 20364V-10-9               SCHEDULE 13D             Page 11 of 17 Pages


     (c) The chart below sets forth all purchases of Common Stock which Stilwell Associates has made since the filing of Amendment No. 1 to the Original 13D. Said purchases total 4,400 shares of Common Stock for a total purchase price of $53,256.25.

--------------------------------------------------------------------------------
        Date      Number of Shares      Price Per Share ($)       Total Cost ($)
--------------------------------------------------------------------------------
        2/6/01               1,500                 12.1250            18,187.50

       2/22/01               1,500                 12.0625            18,093.75

       2/26/01               1,400                 12.1250            16,975.00

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)  Stilwell Value LLC

     (a)  Aggregate number of shares beneficially owned: 200,000
          Percentage: 9.04%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 200,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 200,000

     (c)  Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III.

(D)  Mr. Joseph Stilwell

     (a)  Aggregate number of shares beneficially owned: 200,000
          Percentage: 9.04%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 200,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 200,000

CUSIP No. 20364V-10-9               SCHEDULE 13D             Page 12 of 17 Pages


     (c) The chart below sets forth all purchases of Common Stock which Joseph Stilwell has made since the filing of Amendment No. 1 to the Original 13D. Said purchases total 7,000 shares of Common Stock for a total purchase price of $83,843.75.

--------------------------------------------------------------------------------
        Date      Number of Shares      Price Per Share ($)       Total Cost ($)
--------------------------------------------------------------------------------
       2/1/01                4,500                 11.9375            53,718.75

      2/12/01                1,500                 12.0000            18,000.00

      2/26/01                1,000                 12.1250            12,125.00


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         Exhibit No.      Description
            ---           -----------

             1            Joint Filing Agreement*
             2            Letter to Issuer from Stilwell Associates, L.P., dated
                          February 27, 2001

             * Previously filed on January 4, 2001

________________________________________________________________________________

CUSIP No. 20364V-10-9               SCHEDULE 13D             Page 13 of 17 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 28, 2001

                                               STILWELL VALUE PARTNERS III, L.P.

                                               /s/ Joseph Stilwell
                                               ---------------------------------
                                               By: STILWELL VALUE LLC
                                                   General Partner

                                               /s/ Joseph Stilwell
                                               ---------------------------------
                                               By: Joseph Stilwell
                                                   Managing and Sole Member

                                               STILWELL ASSOCIATES, L.P.

                                               /s/ Joseph Stilwell
                                               ---------------------------------
                                               By: Joseph Stilwell
                                                   General Partner

                                               STILWELL VALUE LLC

                                               /s/ Joseph Stilwell
                                               ---------------------------------
                                               By: Joseph Stilwell
                                                   Managing and Sole Member

                                               JOSEPH STILWELL

                                               /s/ Joseph Stilwell
                                               ---------------------------------
                                               Joseph Stilwell